QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: April 12, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Exhibit	Description
99.1	Form 13-502F1.
99.2	Consolidated Financial Statements for Allstream Inc. for the April 1, 2003 to December 31, 2003 ("nine months ended December 31, 2003").
99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for Allstream Inc. for the period from April 1, 2003 to December 31, 2003 ("nine months ended December 31, 2003").
99.4	Consolidated Financial Statements for AT&T Canada Inc. (the "Predecessor") for the year ended December 31, 2002.
99.5	Management's Discussion and Analysis of Financial Condition and Results of Operations for Predecessor for the period from December 31, 2001 to December 31, 2002.

QuickLinks

SIGNATURES